Exhibit 4

ADB SYSTEMS INTERNATIONAL LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

ADB Systems International Ltd. (“ADB” or the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7

Item 2.    Date of Material Change

October 13, 2005

Item 3.    News Release

A news release disclosing the nature and substance of the material change was issued through the facilities of Canada NewsWire on October 13, 2005 and was filed on SEDAR.

Item 4.    Summary of Material Changes

The Corporation announced that Chris Bulger has been appointed chairman of the Corporation’s board of directors and that Mike Robb has resigned from the position of chief financial officer. The Corporation also announced that it is adjusting its guidance for revenue for the third quarter of 2005 to approximately $1.1 million.

Item 5.    Full Description of Material Changes

Organizational Changes

The Corporation announced that Chris Bulger has been appointed chairman of the Corporation’s board of directors. Mr. Bulger has extensive experience in the technology and financial services industries. He is CEO of Megawheels Technologies Inc., and has previously served as CEO of eLab Technology Ventures and as a partner with HDL Capital Corporation. Mr. Bulger, a chartered financial analyst and a graduate of INSEAD, has been a member of ADB’s board of directors since 1996, and has been active on its audit and corporate governance committees.

Mr. Jeff Lymburner, CEO of the Corporation, stated in the press release dated October 13, 2005 that: “As a member of the board, Chris has been instrumental in helping to shape ADB’s strategic direction and providing recommendations on how to best realize our corporate, financial and operational objectives. I look forward to working more closely with Chris, and now being able to devote more effort to sales and customer activities.”

The Corporation also announced that Mike Robb has resigned as chief financial officer. Mr. Robb’s responsibilities will be overseen by Mr. Bulger, who previously served as the Corporation’s CFO from 1996 to 1998. The Corporation intends to include in a future press release disclosure of the person that will undertake Mr. Robb’s responsibility for certification of the Corporation’s financial statements.

Update to Q3 Guidance

The Corporation also announced it is adjusting its guidance for revenue for the third quarter of 2005 to approximately $1.1 million.

Mr. Lymburner stated in the press release dated October 13, 2005 that: “Although we anticipated greater growth, our revenue performance in Q3 resulted in a year-over-year improvement of approximately 24 percent. In addition, we generated $150,000 in deferred revenues for the third quarter that will be recognized in Q4.”

The Corporation also announced that it will release its third quarter financial results on November 9, 2005 following the close of the markets. ADB will hold a conference call at 10:00 a.m. (Eastern time) on Thursday, November 10 to discuss its financial results and review operational activities.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.    Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400

Item 9.    Date of Report

October 20, 2005

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